CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0002

Fried, Frank, Harris, Shriver & Jacobson LLP

1001 Pennsylvania Ave., N.W.

Washington, D.C. 20001

Tel: 202.639.7000

Fax: 202.639.7003

www.friedfrank.com

Direct Line: 202.639.7078

Fax: 202.639.7003

Vasiliki.Tsaganos@ffhsj.com

September 17, 2007

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Ms. Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Deltek, Inc.

Amendment No. 1 to the Registration Statement on Form S-1

Filed August 21, 2007

File No. 333-142737

(the “Registration Statement”)

Dear Ms. Jacobs:

This letter sets forth the response of Deltek, Inc. (the “Company”) to the comment letter, dated September 11, 2007, of the staff of the Division of Corporation Finance (the “Staff”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. All references herein to page numbers are to page numbers in Amendment No. 2 to the Registration Statement. This letter is being filed with Amendment No. 2 to the Company’s Registration Statement. In addition, for the Staff’s convenience the Company will provide copies of this letter and a marked copy of Amendment No. 2 to the Staff in hard copy.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, the Company has enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operation as well as a copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Form S-1/A

General

1.

Please refer to prior comment 1 from our letter dated June 17, 2007. We note the estimated preliminary price range indicated in your supplemental letter dated August 21, 2007. Please tell us whether you intend

Ms. Barbara C. Jacobs September 17, 2007	Page 2

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to use this price range in the prospectus. Please note that the potential price range for offerings at prices below $20 per share may not exceed $2 and the potential price range for offerings at prices of $20 per share or greater may not exceed 10%.

Rule 83 Confidential Treatment Request by Deltek, Inc.; Request 1

Response: Based on continued discussions between the Company and the underwriters on September 12, 2007 as a result of the Staff’s above comment, the preliminary expected range is currently $[***] to $[***] per share. The Company understands that this estimated range is subject to a number of contingencies, including those discussed in the Company’s response to Staff comment 43 in the Company’s letter to the Staff, dated August 21, 2007. The preliminary estimated range is a good faith estimate provided by the underwriters. However, we cannot confirm at this time whether this specific price range will be contained in the prospectus. At the appropriate time, the Company will file a pre-effective amendment to the Registration Statement containing a price range that will comply with the guidance the Staff notes.

2.	Please refer to prior comment 3 from our letter dated June 17, 2007. You state that all 7 underwriters named on the cover page are co-managers for the offering. Please revise your disclosure in the Underwriting section to reflect this relationship. Please also supplementally tell us the nature of your contractual obligation with each underwriter and the specific duties being performed by each underwriter with respect to this offering.

Response: Credit Suisse Securities (USA) LLC is the sole-bookrunner and is acting as representative of the underwriters in this offering. J.P. Morgan Securities, Inc., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are lead managers in this offering and Wachovia Capital Markets, LLC, William Blair & Company and Montgomery & Co LLC are co-managers for this offering. The Company has revised the disclosure on page 128 of Amendment No. 2 in response to the Staff’s comment to reflect these relationships.

The Company will enter into an underwriting agreement with Credit Suisse Securities (USA) LLC acting on behalf of themselves and the other underwriters listed above, the form of which will be filed as an exhibit to the Registration Statement. As disclosed in the Registration Statement, the underwriting agreement provides that the underwriters must buy all of the shares in this offering if they buy any of them, other than those shares covered by the over-allotment option.

All of the named underwriters have conducted independent due diligence on the offering and have worked with the Company to prepare the disclosure in its registration statement. Furthermore, all named underwriters will be invited to join the pricing call and will market and sell the portion of shares of the Company’s common stock allotted to them under the underwriting agreement.

The Company respectfully submits in reference to comment three from the Staff’s letter dated June 17, 2007 that it is not unusual for underwriters with roles similar to those of J.P. Morgan Securities, Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC, William Blair & Company and Montgomery & Co LLC to be lead managers or co-managers in an offering and therefore be listed on the cover of the prospectus.

Prospectus Summary, page 1

Our Company, page 1

3.

Please refer to prior comment 5 from our letter dated June 17, 2007. The supplemental documentation provided to support your response to our prior comment appears to be based solely on your customer information relating to the consumers in the industries in which you operate, rather than on third-party

Ms. Barbara C. Jacobs September 17, 2007	Page 3

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evaluations or reports. However, the demonstrative value of your relationships with various customers as to your competitive position within these industries remains unclear. If the claims as to brand recognition and market share are based solely on your evaluation of the markets in which you operate, you should revise your statements to indicate that these are your opinions as to such matters. Please revise or advise.

Response: The Company notes the Staff’s comment and is supplementally enclosing under Tab A materials from third-party reports supporting the statements on pages 1, 3, 32, 62 and 64 of Amendment No. 2 regarding its competitive position. Specific statements made by independent third parties in these reports regarding the Company’s competitive position include:

•

Forrester Research (May 10, 2007 report) identified Deltek as one of nine project-based solutions specialists “build[ing] out key capabilities with either deep vertical expertise or strong horizontal capabilities.”

•

Technology Evaluation Centers (July 11, 2006 report) stated: “Deltek remains a vendor that provides total solutions for project oriented companies. There really are no competitors in the same space; either they are point solutions that compete in certain areas, or larger, non-project oriented vendors trying to tunnel down into this space.”

•

International Data Corporation (“IDC”) (December 2005 report) identified Deltek as the number 2 vendor in project and portfolio management and noted that “Deltek’s reputation and unique approach makes it a difficult chase for any of the PPM competitors.”

Our Industry, page 1

4.	Please refer to prior comment 6 from our letter dated June 17, 2007. We note from your response that you are unable to identify the “prominent industry research firm” referenced in the prospectus due to a confidentiality agreement with that firm. Please supplementally tell us the nature of your relationship with this firm. If you are unable to identify this firm in your next amendment, you should remove the reference to such unnamed party and adopt the statements as your own until such time as you are able to identify the firm.

Response: The Company has revised the disclosure on page 1 and 62 of Amendment No. 2 to identify the research firm. IDC has indicated that it expects to publicly release its report imminently, but has granted us permission to include the current version of the report for the Staff’s supplemental review under Tab B. IDC is an independent information service provider that provides market information for numerous industries, including the information technology, telecommunications and consumer technology industries. The Company is a subscriber to IDC’s research services pursuant to a subscriber services contract. The Company did not commission the IDC report.

5.	Please refer to prior comment 8 from our letter dated June 17, 2007. Please provide a materially complete description of the leveraged recapitalization and change of control transaction with the New Mountain Funds in April 2005. You should provide a concise overview of the fundamentals of this transaction, including how the purchase was financed and the relative interests of the equity investors. Compare the aggregate and per shares amounts that these investors paid for their equity interests with the implied value of the shares, using the estimated initial public offering price.

Response: The Company has revised the disclosure on pages 4-5 of Amendment No. 2 in response to the Staff’s comment.

Ms. Barbara C. Jacobs September 17, 2007	Page 4

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Summary Consolidated Financial Data, page 7

6.	We note your response to our prior comment 10 and your revised disclosures in footnote (3) on page 8. Please expand your discussion of stock-based compensation to explain how the type of awards and accounting requirements has impacted the fluctuations in such expense similar to the information provided in your response. Also, revise to include a discussion of the reasons for excluding retention awards as indicated in your response.

Response: The Company has revised the disclosure on page 8 of Amendment No. 2 in response to the Staff’s comment.

7.	We note your response to our prior comment 11 where you indicate that the calculations of adjusted EBITDA, as defined in the Company’s current debt covenants, differs from that utilized in the Company’s non-GAAP financial measures as the debt covenant calculations do not exclude the employee retention awards expense incurred specifically in connection with the Company’s April 2005 recapitalization. We further note your revised disclosures on page 8 where you indicate that “[o]ur calculation of adjusted EBITDA is also the basis for our calculations to determine compliance with our debt covenants…” With regards to your response and your revised disclosures, please explain the following:

•

We note the only reference to EBITDA in your discussion of debt covenants on page 55 is where you indicate that required prepayments on your debt are based in part the ratio of the debt-to-adjusted EBITDA. Further, your disclosures in Note 10 regarding the financial covenants refer only to maximum leverage ratio, minimum interest coverage and minimum fixed charge coverage. Therefore, it is unclear how adjusted EBITDA is the basis for your calculations to determine compliance with your debt covenants. Please explain or if adjusted EBITDA is not a significant factor in the determination of the Company’s compliance with your debt covenants, then revise to remove this disclosure from your non-GAAP discussion.

•

If you continue to include the reference to your debt covenants in your discussion of non-GAAP measures, then revise to explain how the calculations of adjusted EBITDA as defined in the debt covenants differs from the calculations used in your non-GAAP disclosures.

Response: The Company has amended its description of the material financial covenants on pages 55-56 of Amendment No. 2 to provide additional description of the covenants and how adjusted EBITDA is the basis for the Company’s calculation of the leverage ratio in its debt covenants. In addition, the Company has described on page 8 of Amendment No. 2 how adjusted EBITDA as defined in the debt covenants differs from the calculations used in its non-GAAP disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 32

8.	Please refer to prior comment 16 from our letter dated June 17, 2007. We note the revisions to this section in response to our prior comment and continue to believe that you should further expand your disclosure to provide a meaningful discussion of management’s perspective on your business. While your revised disclosure makes general references to the factors considered by management in its decision-making, your disclosure does not identify or provide an analysis of the factors that management focuses on in evaluating financial condition and operating performance of your business. For example, you provide some indication of the historical trends associated with sales to new customers versus sales to existing customers, however, you should also discuss the specific operating factors (e.g., revenues, income, gross margins, etc.) your executives considering in evaluating your business condition and operations.

Ms. Barbara C. Jacobs
September 17, 2007	Page 5

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0002

Response: The Company has revised the disclosure on page 33 of Amendment No. 2 in response to the Staff’s comment.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 36

9.	We note from the information provided in response to our prior comment 44 (Tab C disclosures) that the Company has granted additional stock options in July and August 2007. Please revise the table on page 38 to include all stock option grants through the effective date of the registration statement. Also, update your discussions with regards to the assumptions and methodologies used to value the common stock underlying such grants.

Response: The Company has revised the disclosure on pages 38 and 40 of Amendment No. 2 in response to the Staff’s comment. In addition, the Company attaches supplementally under Tab C updated disclosures regarding the Company’s stock option grants in August 2007.

10.	Revise your disclosures to include a discussion of the quantitative and qualitative factors considered in selecting the comparable companies used in your market multiple methodology and the acquisition transactions used in your comparable transaction methodology. Further, confirm that the same comparable companies were used at each valuation date. In this regard, we note your disclosures on page 39 where you state the increased multiples were selected from “within the range of multiples of our set of comparable software companies.” If the companies/transactions in your analysis changed with each valuation, then please explain the reasons for the change and how such changes impacted your valuations.

Response: The Company advises the Staff that it has revised its disclosures on pages 38 and 39 to include the quantitative and qualitative criteria used to determine the selection of comparable companies used in the market multiple methodology and the comparable transaction methodology. In addition, the Company has clarified that the comparable software companies used in the market multiple methodology were consistent since January 1, 2006, and that the selection of companies used to develop metrics for the comparable transaction methodology was updated on a continuous basis.

11.	We note your response to our prior comment 43 and the preliminary expected price range as communicated to the Company on August 16, 2007. We understand that this price range is being provided for the limited purpose of responding to the Staff’s comments and may be subject to change. However, supplementally reconcile the differences between the valuations as determined by the Company’s Board of Directors in conjunction with your stock option grants and the preliminary estimated price range. In particular, please explain why you believe the fair values assessed during July and August 2007 are appropriate considering the estimated IPO price range that was communicated during the same time such options were granted. We understand that upon determination of a definitive offering price range, the Company will provide such disclosures in your Registration Statement. Please keep in mind that the Staff will continue to monitor your response and subsequent disclosures in relation to the changes, if any, to your offering price range.

Ms. Barbara C. Jacobs
September 17, 2007	Page 6

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0002

Rule 83 Confidential Treatment Request by Deltek, Inc.; Request 2

Response: To clarify the chronology, the Company advises the Staff that as of the date the July 10, 2007 and August 6, 2007 grants were made, the Company had not received any estimated price ranges from the underwriters. On August 16, 2007, subsequent to the date of these grants, the Company received an estimated price range of $[***] to $[***] per share from the underwriters. On September 12, 2007, the underwriters provided a revised estimated price range of $[***] to $[***] per share. This estimated offering price range was and is subject to a number of significant contingencies and variables, including our continuing business execution until the IPO and comparable market data at that time, and the estimated range is not based on another arm’s-length transaction.

At the time our stock options were granted in July and August 2007, the Company followed the guidance in AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” In applying such standards, the Company also enlisted the assistance of an independent valuation specialist and performed a contemporaneous valuation. Accordingly, the Company believes its fair value determinations were based upon an appropriate methodology using available information at that time.

The Company believes its valuation was done in accordance with relevant guidance. The significant factors contributing to the difference between the fair value the Company determined with the assistance of the Company’s independent valuation firm, and the subsequent range of the assumed initial offering price of $[***] to $[***] per share as provided to the Company by our underwriters were:

1.	A marketability discount was not included in determining the estimated offering price range as the completion of the Company’s initial public offering is assumed in the range.

2.	The estimated offering price range assumed successful resolution of a number of significant contingencies and variables, including the timing of the Company’s offering and continued business execution.

3.	The valuation methodologies used by the underwriters in providing us the estimate do not conform to those suggested by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” The estimated offering price range provided by the underwriters used only the market multiple methodology applied to our estimated 2007 and 2008 adjusted EBITDA, and did not incorporate other methodologies recommended in the AICPA Practice Aid and used by the Company.

The Company will continue to provide updates to the Staff, as requested, for the Staff’s continued monitoring of subsequent grants and changes, if any, to the expected offering price range.

Internal Control Over Financial Reporting, page 43

12.	We note your response to prior comment 19 where you indicate that the income statement impact of audit adjustments recorded to the Company’s 2006 financial statements, excluding adjustments associated with the restatement of the Company’s 2005 financial statements, was a reduction in net income of $175,134. We further note your disclosures on page 44 where you indicate that errors identified in testing software revenue during the 2006 audit resulted in an increase to previously reporting revenues for fiscal 2005 of $1.3 million and an increase in net income for 2005 of $0.8 million. Therefore, it would appear that including the impact of the adjustments associated with the restatement of the Company’s 2005 financial statements on the 2006 financial statements would result in an additional reduction to net income in 2006 of approximately $800,000 for a total reduction of $975,134. Please confirm and revise your disclosures to

Ms. Barbara C. Jacobs
September 17, 2007	Page 7

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0002

include a discussion of the impact the identification of material weaknesses had on the Company’s 2006 financial statements.

Response: The Company confirms the Staff’s understanding of the total impact of the audit adjustments on the Company’s 2006 financial statements and has revised the disclosure on page 44 of Amendment No. 2 accordingly.

Results of Operations, page 46

Software License Fees, page 47

13.	Please refer to prior comment 22 from our letter dated June 17, 2007. We note your revisions in response to our prior comment. However, we continue to believe that you should revise your disclosure to quantify each identified component that contributed to each material change in revenues. For example, you currently disclose that the increase in license revenue fees from 2004 to 2005 was primarily the result of sales of version 5.1 of your Costpoint product and the increases from 2005 to 2006 resulted from the continued sales of the new version of your Costpoint product and increased sales of your Deltek Vision applications. You should revise your disclosure to quantify these amounts and provide an analysis as to the percentage of these sales attributable to new customers versus sales to existing customers, as you indicate that increases in volume (rather than price) are primarily responsible for increases in revenue. Similar revisions should be made to your disclosure on changes in consulting services, maintenance and support services and all other revenues.

Response: The Company advises the Staff that it has amended its disclosure on pages 47-49 of Amendment No. 2 to include analysis of the fluctuations in the software license and maintenance revenues of its product families. Because the Company does not manage its consulting services business by product family, the quantification by product family is not appropriate as such information has not been subject to any review or analysis by the Company. Additionally, the Company has previously provided the percentage of license revenue derived from new customers in the “Company Overview” for the first six months of 2007, on page 32 of Amendment No. 2. Furthermore, because the Company implemented systems to properly track the percentage of license revenue from new customers in mid-2006, disclosure of meaningful comparable information for license revenue from new customers for prior periods is not possible.

Credit Agreement, page 55

14.	In your response to prior comment 11, the Company indicates that the disclosures on pages 55-56 have been amended to include a discussion of financial covenants which management must monitor for compliance with your debt agreements. We note your revised disclosures with regards to the non-financial covenants in response to prior comment 25, however, it is not clear where you have included a discussion of the financial debt covenants. In this regard, we note your disclosures in Note 10 where you indicate that financial covenants include a maximum leverage ratio, minimum interest coverage and minimum fixed charge coverage. Please explain where you have included a discussion of these financial covenants in your MD&A disclosures as indicated in your response or revise accordingly.

Response: In conjunction with the Company’s response to comment number 7, on page 56 of Amendment No. 2 the Company has provided additional detail regarding the material financial covenants, how they are calculated, the current covenant requirements, the current level of performance against the covenant requirement, as well as information on the amount and timing of the most restrictive covenant level.

Ms. Barbara C. Jacobs
September 17, 2007	Page 8

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0002

Management, page 73

Compensation Discussion and Analysis, page 79

2006 Executive Compensation, page 79

Compensation Philosophy, page 80

15.	Please refer to prior comments 2 and 3 from our letter dated June 25, 2007. We note your revised disclosure in this section in response to our prior comments. However, the manner in which your equity-based incentive program fits in with the other elements of your total compensation and impact decisions regarding those other elements remains unclear. For example, revise to address the awards issued to your named executive officers in fiscal 2006 and how such awards were determined relative to overall compensation. You should also revise to disclose what you mean when you say the equity awards issued in March 2007 were designed to “ensure that equity compensation remains competitive within our industry group” and how these awards will impact overall compensation for your executives in 2007. We also continue to believe that your policies for allocating between cash and non-cash compensation remain unclear in your current disclosure. See Item 402(b)(2)(ii) of Regulation S-K and revise.

Response: The Company has revised the disclosure on pages 81, 82 and 85 of Amendment No. 2 in response to the Staff’s comment. The revised disclosures on pages 81 and 82 clarify that the Company does not allocate compensation for an executive between cash and non-cash compensation, and it does not have pre-defined relationships between the base salary, bonus and equity components of compensation for an executive. Rather, the Company benchmarks each element of each executive’s individual compensation against the same elements of compensation for the comparable position in companies in the Company’s peer group. On page 85, the Company has clarified that the industry group the Company refers to is the Company’s peer group, and the Company has expanded the disclosure to indicate that the March 2007 equity awards were designed to incentivize and retain the Company’s executive officers.

Incentive Compensation, page 81

16.	Please refer to prior comment 4 from our letter dated June 25, 2007. We note from your response to our prior comment that you have not disclosed quantitative company performance and individual performance targets because you believe it would result in competitive harm to the Company. However, you must either disclose the performance targets referenced or provide us with disclosure responsive to Instruction 4 to Item 402(b), specifically stating how such disclosure would cause competitive harm. Also as noted in our prior comment, non-disclosure of performance targets and individual performance goals must be accompanied by a discussion of more than general statements regarding the level of difficulty, or ease, associated with achieving performance goals either on a corporate or individual basis. In this regard, your current disclosure states only that performance goals and objectives approved for 2006 required “significant effort” on the part of each executive to be met. You should revise to identify the specific individual performance goals or the types of individual goals for each named executive officer in 2006 and those set for fiscal 2007, if known. In discussing how difficult it was/will be for the executive or how likely it was/will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. We also believe that you should also revise to more clearly provide insight into the factors considered prior to the awarding of performance-based compensation (including cash compensation components), such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set forth for the relevant fiscal period.

Ms. Barbara C. Jacobs
September 17, 2007	Page 9

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0002

Response: The Company has revised the disclosure on pages 83 and 84 of Amendment No. 2 in response to the Staff’s comment. The Company has disclosed the performance targets for 2006, and the Company has specifically identified the key types of individual performance goals for the Company’s executives. With respect to factors considered prior to the awarding of performance-based compensation, the Company notes that the bonus plan referred to was adopted in 2006, and there was no predecessor plan. There is, therefore, insufficient historical bonus practice to provide meaningful disclosure.

Additional Compensation Actions taken in 2007, page 85

17.	Please refer to prior comment 7 from our letter dated June 25, 2007. We note from your response that you have revised your disclosure on page 85 to address our prior comment. However, your disclosure that differences in compensation levels among your executives generally reflect differences in compensation levels among the executives in the in peer group does not sufficiently address our prior comment. Therefore, you should more specifically revise your disclosure to identify the material differences in compensation policies and decisions for your named executive officers. To the extent that there are material differences in the total compensation paid to your various executive officers, you should disclose the specific reasons for the differences in the amount of compensation. See Section II.B. of SEC Release 33-8732A.

Response: The Company has revised the disclosure on page 81 of Amendment No. 2 in response to the Staff’s comment. The Company has clarified that there are no material differences in its compensation policies for different named executive officers, and that any material differences in compensation levels between the Company’s executive officers primarily reflect differences in compensation levels among executives in similar positions in the Company’s peer group.

Change in Control Provisions, page 86

18.

Please refer to prior comment 8 from our letter dated June 25, 2007. We note your revised disclosure on page 80 that you have targeted the 50th to 75th percentiles as the appropriate benchmark for each component of compensation. Please clarify the level at you benchmark your change in control provisions similar to that provided in relation to the elements of your compensation program on page 80.

Response: The Company has revised the disclosure on page 87 of Amendment No. 2 in response to the Staff’s comment.

Financial Statements

Note 15. Stock Plans, page F-29

19.	We note your response to our prior comment 47 where you indicate that the information with regards to the fair value of the Company’s common stock was not reviewed or passed upon by the independent valuation firm or included upon the authority of, or in reliance upon, the independent valuation firm as an expert as required by Rule 436(b) of Regulation C. Please note that if an expert is referred to in any capacity you are required to disclose the name of the expert and include the expert’s consent pursuant to Rule 436(b) of Regulation C. Your reference to the third-party valuation firm and reliance on their reports, even if in part, triggers disclosure of this information. Please revise your filing accordingly.

Response: The Company has revised the disclosure on pages 37, 42, F-15, F-19, F-21, F-22 and F-36 of Amendment No. 2 in response to the Staff’s comment.

Ms. Barbara C. Jacobs
September 17, 2007	Page 10

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0002

Note 17. Commitments and Contingencies

Other Matters, page F-32

20.	We note your response to prior comment 48 regarding the C.H. Fenstermaker & Associates lawsuit. Tell us how you considered paragraph 10 of SFAS 5 in concluding that additional discussion of this litigation in the financial statements is not required. Specifically, tell us whether the Company believes there is at least a reasonable possibility that a loss has been incurred. If so, then revise your footnote disclosures to indicate the nature of the contingency and if the amount of the loss cannot be estimated at this time, as you indicated in your response, then state so in your disclosures. Alternatively, tell us why you believe these disclosures are not necessary pursuant to SFAS 5.

Response: At this stage of the litigation, the Company does not believe that there is at least a reasonable possibility that a loss has been incurred with respect to the C.H. Fenstermaker & Associates lawsuit. As a result, the Company respectfully submits that no further disclosure is necessary pursuant to SFAS 5, including paragraph 10 of SFAS 5.

Should you have any questions or comments with respect to this filing, please call me at (202) 639-7078.

Sincerely,

/s/ Vasiliki B. Tsaganos

cc:	Rebekah Toton (Securities and Exchange Commission)

Kevin T. Parker (Deltek, Inc.)

James C. Reagan (Deltek, Inc.)

David R. Schwiesow (Deltek, Inc.)

Richard A. Steinwurtzel (Fried, Frank, Harris, Shriver & Jacobson LLP)

Kris F. Heinzelman (Cravath, Swaine & Moore LLP)